U.S. Securities and Exchange Commission
Washington, D.C. 20549



OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2006
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Securities Corporation. — 0000932858
Exact Name of Registrant as Specified in Charter — Registrant CIK Number

FOR 10-20-05

Current Report on Form 8-K Deal 2005-KS10 — 333-122688
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report) — SEC File Number of Registration Statement



Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 20th day of October, 2005.

Residential Asset Securities Corporation
(Registrant)

By:
Name: Pieter VanZyl
Title: Vice President





Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2005, that the information set forth in this statement is true and complete.

By: ____________________________
(Name)
(Title)

Deal Name: RASC 2005-KS10

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of balance	WAC	WALA	WARM	FICO	CLTV	DTI	% of Full Doc	% of Primary Owner	% Single Family & PUD	% of IO loans	% Cashout
Aggregate	8,585	1,323,003,307.63	154,106.38	100.00	7.423	2	350	633	82.62	41.63	57.84	91.22	70.17	28.22	52.23
<$50k	909	29,609,799.00	32,574.04	2.24	9.853	2	222	643	64.98	40.10	66.93	98.14	77.06	0.11	38.73
50-75k	1,153	72,656,102.29	63,014.83	5.49	8.391	2	325	625	77.26	38.94	69.50	88.77	80.37	1.15	43.96
75-100k	1,267	110,882,967.94	87,516.15	8.38	7.864	2	344	621	79.89	40.17	71.12	93.64	79.35	5.09	45.84
100-200K	3,118	450,195,239.14	144,385.90	34.03	7.460	2	355	625	82.06	41.51	62.60	92.97	75.30	15.99	51.70
200-300K	1,247	305,952,034.59	245,350.47	23.13	7.219	2	357	633	83.91	42.17	53.14	89.94	67.99	34.49	54.11
300-400K	568	195,930,349.20	344,947.80	14.81	7.051	2	357	635	85.18	42.61	49.31	92.06	63.05	48.93	57.96
400-500K	231	104,064,151.11	450,494.16	7.87	6.988	3	356	654	85.83	42.40	45.53	87.64	54.68	57.47	56.87
500-1MM	92	53,712,664.36	583,833.31	4.06	6.919	3	357	667	87.05	41.85	51.49	82.22	59.11	62.71	47.91
$1MM+	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
FICO															
<600	2,247	308,897,308.53	137,470.99	23.35	7.885	2	354	572	80.86	41.90	81.97	96.50	76.77	12.71	69.96
601-619	1,660	253,043,589.13	152,435.90	19.13	7.499	2	353	610	83.51	42.18	61.44	94.98	71.97	25.60	51.74
620-639	1,453	235,451,417.83	162,045.02	17.80	7.286	2	352	630	83.98	41.23	58.21	93.20	71.76	34.08	52.46
640-659	1,263	200,958,200.74	159,111.80	15.19	7.279	2	347	650	82.53	41.55	45.63	89.93	66.29	35.56	45.53
660 - 679	795	123,310,059.07	155,106.99	9.32	7.273	2	345	670	82.43	41.24	42.44	84.53	65.73	34.41	44.54
680-699	441	74,817,660.22	169,654.56	5.66	7.140	2	347	690	83.42	41.83	33.16	80.61	63.39	36.87	44.93
700-719	311	52,478,308.15	168,740.54	3.97	6.983	2	346	709	82.58	41.50	34.06	81.99	60.44	38.89	32.71
720+	415	74,046,763.96	178,425.94	5.60	6.910	2	347	749	82.43	40.62	44.27	81.95	63.19	36.79	31.40
LTV															
<= 80.00	4,576	627,657,208.50	137,162.85	47.44	7.318	2	350	632	74.40	41.65	54.68	94.84	72.77	21.82	41.23
80.01-85	862	164,960,781.33	191,369.82	12.47	7.245	2	355	621	84.45	41.07	64.83	88.16	63.74	32.15	76.24
85.01-90	1,637	337,682,069.66	206,281.04	25.52	7.368	2	356	634	89.66	41.47	55.43	83.62	68.37	37.86	62.05
90.01-95	929	164,553,378.17	177,129.58	12.44	7.750	2	356	639	94.78	42.52	67.09	94.79	69.45	33.43	52.31
95.01-100	581	28,149,869.97	48,450.72	2.13	9.550	2	232	653	99.90	41.27	62.14	98.72	75.88	1.98	38.45
Cash Out	4,191	691,016,157.82	164,880.97	52.23	7.400	2	351	622	82.67	41.37	67.48	93.51	71.19	28.16	100.00
2-4 family	440	107,870,106.49	245,159.33	8.15	7.304	3	354	654	85.99	41.36	45.27	69.21	-	37.66	56.80
Investment & 2nd home	661	116,139,486.75	175,702.70	8.78	7.560	2	355	661	84.90	39.38	44.04	-	48.26	9.42	38.62
CA	604	168,636,000.58	279,198.68	12.75	6.985	3	352	648	82.70	42.82	48.27	86.35	72.32	55.68	50.03
NY	191	54,252,004.75	284,041.91	4.10	7.126	3	353	643	87.16	41.53	48.25	85.34	56.20	41.40	65.24
MA	179	43,047,903.77	240,491.08	3.25	7.171	3	352	635	84.57	42.89	48.36	94.28	59.55	49.47	69.14
GA	410	51,792,597.70	126,323.41	3.91	7.646	2	353	626	82.62	41.51	58.91	92.18	64.92	19.24	36.17
Limited Doc	3,182	557,766,273.54	175,287.96	42.16	7.547	2	350	649	82.45	41.34	-	88.35	67.64	31.57	40.29
IO	1,436	373,409,909.62	260,034.76	28.22	6.928	3	357	647	85.84	41.68	52.84	97.07	65.82	100.00	52.11
2nd lien	634	26,272,651.84	41,439.51	1.99	9.939	2	203	652	97.10	40.51	60.41	98.34	73.66	-	39.13
Loans w/ silent 2nds	2,427	336,335,188.85	138,580.63	25.42	7.281	2	348	651	76.25	42.49	43.97	98.68	70.84	35.97	16.97

IMPORTANT NOTICE:

J.P. Morgan Securities Inc. ("JPMorgan") and the Issuer make no warranties or representations of any kind with respect to the attached collateral information. In no event shall JPMorgan or the Issuer be liable for any use or reliance of such collateral information or for any inaccuracies or errors in such collateral information. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final offering memorandum relating to the securities.

Counterparty	
Underwriter	JPMorgan
Issuer	RASC
Depositor	RASC
Seller	RFC
Aggregator	
Rep Provider	
Master Servicer	
Trustee	
MI Provider	
Monoline	
Credit Manager	
Federal Tax Status	

Originators	Group (%)	Total (%)
RFC	100.00%	100.00%

Servicers	Group (%)	Total (%)
Homecomings	100.00%	100.00%

FICO	AGG UPB	AGG %
< 500	1,167,396	0.09%
500 - 519	9,330,344	0.71%
520 - 539	25,727,819	1.94%
540 - 559	42,527,956	3.21%
560 - 579	74,622,432	5.64%
580 - 599	141,675,573	10.71%
600 - 619	255,525,286	19.31%
620 - 639	238,377,608	18.02%
640 - 659	199,395,955	15.07%
660 - 679	129,485,343	9.79%
680 - 699	75,601,972	5.71%
700 - 719	53,546,573	4.05%
720 - 739	30,549,622	2.31%
740 - 759	23,763,307	1.80%
760 - 779	16,435,449	1.24%
780 - 799	3,937,203	0.30%
800 plus	1,333,470	0.10%

Collateral Info	Group	TOTAL
Gross WAC	7.418%	7.423%
WA CLTV	88.38%	88.45%
CLTV >80%	75.55%	77.07%
CLTV >90%	37.74%	39.25%
CLTV >95%	23.85%	25.49%
LB <$50,000	1.84%	2.13%
LB $50k - $100k	20.68%	13.77%
LB $100k - $150k	29.31%	17.51%
WA FICO	629	633
<560 FICO	5.54%	5.95%
560 - 600 FICO	18.84%	16.35%
SF / TH / PUD	89.18%	85.17%
2-4 Family	6.59%	8.15%
Condo	4.18%	4.67%
Manufactured Housing (MH)	0.00%	1.97%
Other	0.04%	0.02%
Primary	94.58%	91.22%
Second	0.93%	2.47%
Investment	4.49%	6.31%
Full / Alt	62.99%	57.84%
Stated / Limited	37.01%	42.16%
NINA	0.00%	0.00%
1st Lien	98.19%	98.01%
2nd Lien	1.09%	1.99%
State 1	FL	CA
%	10.71%	12.75%
State 2	MI	FL
%	6.07%	11.93%
State 3	CA	AZ
%	5.67%	5.68%
State 4	AZ	IL
%	5.55%	4.49%
State 5	IL	MI
%	5.46%	4.35%
ARM / HYB	80.04%	82.91%
Fixed	19.96%	17.09%
Purchase	25.36%	41.32%
Refi-RT	10.22%	6.45%
Refi-CO	64.41%	52.23%
Size	$624,270,259	$1,323,003,308
AVG Balance	$128,266	$154,106
Loan Count	4,867	8,585
Interest Only (IO)	13.64%	28.22%
Negative Amortization	0.00%	0.00%

GWAC	AGG ARM UPB	ARM %	AGG FIX UPB	FIX %
0 - 4.5	-	0.00%	-	0.00%
4.5 - 5	927,996	0.08%	-	0.00%
5 - 5.5	9,432,283	0.86%	-	0.00%
5.5 - 6	53,713,792	4.90%	10,700,169	4.73%
6 - 6.5	115,191,168	10.50%	18,802,324	8.31%
6.5 - 7	243,794,216	22.23%	40,140,360	17.75%
7 - 7.5	210,132,362	19.16%	31,841,055	14.08%
7.5 - 8	257,135,902	23.44%	36,187,439	16.00%
8 - 8.5	101,176,674	9.22%	22,930,953	10.14%
8.5 - 9	67,971,360	6.20%	16,063,397	7.10%
9 - 9.5	23,051,774	2.10%	11,744,631	5.19%
9.5 - 10	11,529,659	1.05%	13,504,027	5.97%
10 - 10.5	1,953,565	0.18%	8,120,910	3.59%
10.5 - 11	635,681	0.06%	8,110,577	3.59%
11 - 11.5	195,703	0.02%	4,342,722	1.92%
11.5 - 12	-	0.00%	2,822,901	1.25%
12 - 12.5	-	0.00%	213,949	0.09%
12.5 - 13	-	0.00%	399,585	0.18%
13 - 13.5	-	0.00%	236,173	0.10%
13.5 - 14	-	0.00%	-	0.00%
14 - 14.5	-	0.00%	-	0.00%
14.5 +	-	0.00%	-	0.00%

Ratings	
Moody's Rating	
S&P Rating	
Fitch Rating	AAA - BB
DBRS Rating	

Credit Enhancement	
Subordination (not including OC)	
Prefund OC (%)	
Initial Target OC (%)	
Stepdown OC (%)	
Stepdown Date	
Excess Interest (12m Avg, Fwd Libor)	

Notes

All non-dollar amount numbers (excluding loan count) should be formatted as percentages

Any 'Group' column refers to the collateral group that backs Freddie's class

Any Total' column refers to all collateral in the deal that is crossed with Freddie's (in almost all ca:

For originators and servicers, the percentages should show what percentage any given servicer (

The FICO and GWAC tables should be based on The Total pool.

LB is current loan balance

Fixed Full Doc		Combined LTV							
		0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%	90.1% - 95%	95.1% +
FICO Range	Less than 560	0.11%	0.09%	0.10%	0.03%	0.13%	0.20%	0.00%	0.00%
	560 - 599	0.13%	0.16%	0.10%	0.12%	0.36%	0.74%	0.20%	0.28%
	600 - 619	0.10%	0.10%	0.15%	0.05%	0.46%	0.73%	0.27%	0.41%
	620 - 659	0.14%	0.22%	0.09%	0.14%	0.31%	1.43%	0.54%	0.92%
	660 - 699	0.11%	0.08%	0.02%	0.02%	0.10%	0.61%	0.27%	0.62%
	700 - 740	0.02%	0.03%	0.05%	0.00%	0.09%	0.10%	0.05%	0.27%
	740 +	0.03%	0.03%	0.07%	0.01%	0.03%	0.26%	0.01%	0.10%

Fixed Not Full Doc		Combined LTV							
		0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%	90.1% - 95%	95.1% +
FICO Range	Less than 560	0.01%	0.01%	0.00%	0.00%	0.03%	0.00%	0.00%	0.01%
	560 - 599	0.04%	0.00%	0.06%	0.00%	0.08%	0.05%	0.00%	0.00%
	600 - 619	0.07%	0.06%	0.06%	0.00%	0.12%	0.19%	0.04%	0.06%
	620 - 659	0.06%	0.10%	0.16%	0.08%	0.20%	0.76%	0.08%	0.66%
	660 - 699	0.01%	0.03%	0.02%	0.02%	0.15%	0.34%	0.09%	0.78%
	700 - 740	0.01%	0.00%	0.00%	0.01%	0.01%	0.20%	0.03%	0.23%
	740 +	0.02%	0.00%	0.00%	0.00%	0.02%	0.16%	0.00%	0.16%

Amortizing ARM Full Doc		Combined LTV							
		0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%	90.1% - 95%	95.1% +
FICO Range	Less than 560	0.39%	0.75%	0.75%	0.20%	0.76%	1.72%	0.10%	0.01%
	560 - 599	0.39%	0.60%	0.35%	0.39%	1.01%	3.15%	1.41%	1.29%
	600 - 619	0.16%	0.18%	0.16%	0.22%	1.08%	2.07%	1.10%	1.22%
	620 - 659	0.23%	0.45%	0.24%	0.27%	1.31%	2.29%	1.48%	1.67%
	660 - 699	0.10%	0.05%	0.04%	0.10%	0.33%	0.82%	0.54%	0.49%
	700 - 740	0.03%	0.01%	0.04%	0.00%	0.11%	0.33%	0.14%	0.24%
	740 +	0.02%	0.02%	0.00%	0.04%	0.04%	0.13%	0.16%	0.14%

1. We would expect up to six FICO/CLTV grids on every deal, grouped by product and doc type
2. Combined LTV = First Lien + Second + Silent Second
3. Use CLTV for securitized second liens (e.g., 100% CLTV on an 80/20 second lien, not 20%)

Amortizing ARM Not Full Doc		Combined LTV					
		0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%
FICO Range	Less than 560	0.17%	0.14%	0.10%	0.00%	0.04%	0.09%
	560 - 599	0.15%	0.34%	0.22%	0.16%	0.43%	1.24%
	600 - 619	0.08%	0.17%	0.24%	0.08%	0.34%	1.41%
	620 - 659	0.15%	0.16%	0.14%	0.21%	1.14%	2.50%
	660 - 699	0.15%	0.12%	0.11%	0.06%	0.27%	1.70%
	700 - 740	0.01%	0.06%	0.00%	0.03%	0.09%	0.84%
	740 +	0.01%	0.00%	0.00%	0.00%	0.08%	0.38%

Non-Amortizing ARM Full Doc		Combined LTV					
		0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%
FICO Range	Less than 560	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%
	560 - 599	0.01%	0.03%	0.02%	0.00%	0.00%	1.98%
	600 - 619	0.00%	0.04%	0.01%	0.08%	0.04%	1.72%
	620 - 659	0.01%	0.07%	0.07%	0.01%	0.20%	2.73%
	660 - 699	0.00%	0.01%	0.00%	0.00%	0.10%	0.69%
	700 - 740	0.00%	0.00%	0.00%	0.00%	0.06%	0.29%
	740 +	0.00%	0.00%	0.00%	0.00%	0.01%	0.03%

Non-Amortizing ARM Not Full Doc		Combined LTV					
		0% - 60%	60.1% - 70%	70.1% - 75%	75.1% - 79%	79.1% - 80%	80.1% - 90%
FICO Range	Less than 560	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	560 - 599	0.00%	0.00%	0.00%	0.00%	0.00%	0.18%
	600 - 619	0.00%	0.03%	0.00%	0.01%	0.06%	1.23%
	620 - 659	0.01%	0.04%	0.07%	0.10%	0.13%	2.52%
	660 - 699	0.02%	0.01%	0.00%	0.01%	0.12%	1.34%
	700 - 740	0.01%	0.00%	0.00%	0.00%	0.05%	0.48%
	740 +	0.00%	0.00%	0.00%	0.00%	0.03%	0.18%

Check for 0's	
Total equals 100%	0.00%
GT 80% Match	0.00%

4. Approximate loan population fine
5. Each cell would be populated by percentage of pool that shares Freddie Mac sub protection
6. The sum of all six FICO/CLTV grids should sum to 100%

ARM Match	0.00%
ARM IO Match	-0.36%
FICO % Match	0.00%

90.1% - 95%	95.1% +
0.00%	0.00%
0.06%	0.11%
0.69%	2.44%
1.18%	2.49%
0.56%	1.34%
0.17%	0.53%
0.09%	0.48%

90.1% - 95%	95.1% +
0.00%	0.00%
0.25%	0.25%
0.77%	0.69%
1.23%	1.38%
0.30%	0.64%
0.07%	0.54%
0.17%	0.20%

90.1% - 95%	95.1% +
0.00%	0.00%
0.00%	0.00%
0.12%	0.02%
0.71%	1.99%
0.57%	1.64%
0.19%	0.92%
0.10%	0.24%

IMPORTANT NOTICE:

J.P. Morgan Securities Inc. (“JPMorgan”) and the Issuer make no warranties or representations of any kind with respect to the attached collateral information. In no event shall JPMorgan or the Issuer be liable for any use or reliance of such collateral information or for any inaccuracies or errors in such collateral information. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final offering memorandum relating to the securities.

A		% of pool	average CLTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	CLTV above 80%	CLTV > 90%
	FICO below 600	22.30	80.84	100.00	45.30	83.28	96.43	7.907	20.84	1.35	12.30	41.88	43.77	51.49	8.89
	FICO below 580	11.59	78.88	100.00	87.14	87.28	97.25	8.083	18.92	1.15	7.29	41.92	45.57	48.29	5.18
	FICO below 560	5.95	76.24	100.00	100.00	89.76	97.09	8.227	20.41	2.25	0.41	42.28	46.91	35.01	0.87

B		% of pool	average CLTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	CLTV above 80%	CLTV > 90%
	CLTV above 85%	40.09	91.79	18.69	6.12	59.41	87.89	7.602	12.65	6.51	34.58	41.78	41.04	100.00	36.33
	CLTV above 90%	14.57	95.53	13.61	2.42	66.37	95.36	8.013	22.65	4.91	28.83	42.34	41.32	100.00	100.00
	CLTV above 95%	2.13	99.90	11.83	0.14	62.14	88.72	9.550	79.09	1.98	1.98	41.27	37.25	100.00	100.00

C		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	CLTV above 80%	CLTV > 90%
	DTI > 40%	61.74	82.94	22.15	10.04	57.85	92.38	7.417	13.60	4.38	29.28	47.15	64.42	52.61	15.29
	DTI > 45%	39.77	82.99	24.55	11.31	61.92	91.98	7.425	13.19	5.07	27.01	49.37	100.00	53.85	15.13
	DTI > 50%	9.18	81.64	33.92	17.35	79.06	93.00	7.583	14.80	2.28	5.01	53.22	100.00	47.95	15.27
	Average DTI														

D		% of pool	average LTV	FICO <600	FICO < 575	% full doc	% owner occ	ave wac	% below 100k	% above 500k	% IO	ave DTI	DTI > 45%	LTV > 80%	CLTV > 90%
	Non Owner Occ	8.78	84.90	9.07	3.11	44.04	0.00	7.560	13.48	8.22	9.42	39.38	36.36	72.14	7.70
	Stated Docs	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Loans below 100k	15.90	76.94	29.23	11.63	70.01	92.56	8.333	100.00	0.00	2.81	39.73	33.00	39.62	20.75
	IO Loans	28.22	85.84	9.72	1.92	52.84	97.07	6.928	1.58	9.02	100.00	41.68	38.05	63.32	14.88

E When do IOs reset

Months to next reset (arms only)	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA CLTV	WA FICO
0 - 5	1	211,200.00	0.02	8.375	359	80	647
6 - 11	-	-	-	-	-	-	-
12 - 17	8	2,210,330.43	0.17	7.144	353	88.58	638
18 - 23	4,783	844,594,980.94	63.84	7.304	358	83.76	631
24 - 29	585	91,824,614.00	6.94	7.534	360	81.09	620
30 - 35	704	140,462,940.73	10.62	7.229	357	85.1	637
36 - 41	112	17,538,068.60	1.33	7.472	360	78.66	628
54 - 59	-	-	-	-	-	-	-
> = 60	-	-	-	-	-	-	-
Total:	6,193	1,096,842,134.70	82.91	7.317	358	83.64	631

F	Is DTI off current mortgage rate for IO	YES

G Summary of pool per grades

Credit Grade	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA LTV	WA FICO
A4	6,169	997,645,992.65	75.41	7.296	350	83.36	648
AM	1,016	130,903,957.68	9.89	7.757	350	82.43	593
AX	751	107,719,782.33	8.14	7.543	352	81.51	605
B	384	52,959,622.48	4.00	8.097	354	78.45	561
C	169	22,319,946.48	1.69	8.348	358	74.29	541
CM	96	11,454,006.01	0.87	8.579	355	66.38	525
Total:	8,585	1,323,003,307.63	100.00	7.423	350	82.62	633

H What are top 10 cities and average strats for each

Top 10 Cities of Overall Pool	Count	Balance ($)	% of Balance	WAC	Remaining Term	WA LTV	WA FICO
CHICAGO	86	20,837,812.09	1.58	7.263	355	85.25	630
LAS VEGAS	96	18,149,163.35	1.37	7.227	352	80.47	649
PHOENIX	120	16,692,935.52	1.26	7.413	354	81.66	633
LOS ANGELES	43	15,073,947.35	1.14	7.033	355	88.14	668
MIAMI	73	13,525,327.22	1.02	7.453	355	81.26	637
HOUSTON	94	9,128,825.86	0.69	7.904	340	80.42	634
ORLANDO	57	8,993,397.88	0.68	7.298	353	82.72	636
MILWAUKEE	81	8,105,260.63	0.61	7.942	355	83.03	614
TUCSON	54	7,816,565.37	0.59	7.360	344	80.50	619
SACRAMENTO	27	6,731,911.92	0.51	7.045	353	84.92	642
Total:	8,585	1,323,003,307.63	100.00	7.423	350	82.62	633

I What % of pool are CLTV above 90% and stated doc, IO, FICO below 600 or NOO?

CLTV > 90	Loans	Balance ($)	% of Balance	Rate (%)	% stated Doctype	% IO Loans	% non-owner Occupied	% Fico Less Than 600
91 - 100	373	81,259,638.69	6.14	7.555	-	63.80	10.27	30.11

J What is max LTV for stated income and minimum FICO for stated income?

MAX LTV, STATED INC. -

MIN FICO, STATED INC. -

K What is min FICO for loans above 90% LTV: 541

L Seasoning hisotry - any over 3m? YES

M Excess spread? -

<u>IMPORTANT NOTICE:</u>

J.P. Morgan Securities Inc. ("JPMorgan") and the Issuer make no warranties or representations of any kind with respect to the attached collateral information. In no event shall JPMorgan or the Issuer be liable for any use or reliance of such collateral information or for any inaccuracies or errors in such collateral information. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final offering memorandum relating to the securities.

MH Strats

Total Balance	26,058,230
Average Balance	101,790
Loan Count	256
WA Coupon	7.745%
Orig Term	355
Rem Term	350
Seasoning	4
1st Lien %	100.00%
2nd Lien %	0.00%
FRM %	13.09%
ARM %	86.91%
Balloon %	0.00%
IO %	0.79%
WA CLTV	76.09%
WA FICO	636
WA DTI	40.60%
Loan Purpose	
Purchase	24.51%
Cash-out Refinance	68.30%
Rate/Term Refinance	7.19%
Documentation	
Full	99.21%
Reduced/Limited	0.79%
Stated	0.00%
NA/NI	0.00%
Occupancy	
Primary	97.35%
Secondary/Investor	2.65%
Non-owner	0.00%
Property Type	
SingleFamily	0.00%
MH	100.00%
Top 3 States	
First	CA(18%)
Second	AZ(13%)
Third	WA(8%)
ARM Characteristics	
Margin	6.648%
Minimum Rate	7.131%
Life Cap	14.015%
Periodic Rate Cap	1.030%

Balances lt $50,000

Total Balance	28,209,799
Average Balance	32,020
Loan Count	881
WA Coupon	9.926%
Orig Term	220
Rem Term	218
Seasoning	2
1st Lien %	48.91%
2nd Lien %	51.09%
FRM %	92.68%
ARM %	7.32%
Balloon %	68.94%
IO %	0.12%
WA CLTV	64.77%
WA FICO	646
WA DTI	40.18%
Loan Purpose	
Purchase	59.50%
Cash-out Refinance	36.57%
Rate/Term Refinance	3.92%
Documentation	
Full	65.82%
Reduced/Limited	34.18%
Stated	0.00%
NA/NI	0.00%
Occupancy	
Primary	98.40%
Secondary/Investor	0.94%
Non-owner	0.66%
Property Type	
SingleFamily	76.28%
MH	2.18%
Top 3 States	
First	FL(10%)
Second	PA(7%)
Third	TX(7%)
ARM Characteristics	
Margin	7.038%
Minimum Rate	8.088%
Life Cap	14.588%
Periodic Rate Cap	1.000%

Silent Second Strats

Total Balance	336,335,189
Average Balance	138,581
Loan Count	2,427
WA Coupon	7.281%
Orig Term	350
Rem Term	348
Seasoning	2
1st Lien %	100.00%
2nd Lien %	0.00%
FRM %	12.41%
ARM %	87.59%
Balloon %	5.42%
IO %	35.97%
WA CLTV	76.25%
WA FICO	651
Loan Purpose	
Purchase	78.29%
Cash-out Refinance	16.97%
Rate/Term Refinance	4.74%
Documentation	
Full	43.97%
Reduced/Limited	56.03%
Stated	0.00%
NA/NI	0.00%
Occupancy	
Primary	98.68%
Secondary/Investor	0.77%
Non-owner	0.55%
Property Type	
SingleFamily	70.84%
MH	0.00%
Top 3 States	
First	CA(12%)
Second	FL(12%)
Third	GA(7%)
ARM Characteristics	
Margin	5.884%
Minimum Rate	6.762%
Life Cap	13.531%
Periodic Rate Cap	1.085%
WA DTI	42.49%

Cashout Refinance Loans

Total Balance	691,016,158
Average Balance	164,881
Loan Count	4,191
WA Coupon	7.400%
Orig Term	353
Rem Term	351
Seasoning	2
1st Lien %	98.51%
2nd Lien %	1.49%
FRM %	20.92%
ARM %	79.08%
Balloon %	1.97%
IO %	28.16%
WA CLTV	82.67%
WA FICO	622
Loan Purpose	
Purchase	0.00%
Cash-out Refinance	100.00%
Rate/Term Refinance	0.00%
Documentation	
Full	67.48%
Reduced/Limited	32.52%
Stated	0.00%
NA/NI	0.00%
Occupancy	
Primary	93.51%
Secondary/Investor	1.25%
Non-owner	5.24%
Property Type	
SingleFamily	71.19%
MH	2.58%
Top 3 States	
First	CA(12%)
Second	FL(11%)
Third	AZ(6%)
ARM Characteristics	
Margin	5.922%
Minimum Rate	6.862%
Life Cap	13.827%
Periodic Rate Cap	1.191%
WA DTI	41.37%

Fixed Rate Strats

Total Balance	226,161,173
Average Balance	94,549
Loan Count	2,392
WA Coupon	7.939%
Orig Term	316
Rem Term	314
Seasoning	2
1st Lien %	88.38%
2nd Lien %	11.62%
FRM %	100.00%
ARM %	0.00%
Balloon %	17.76%
IO %	2.10%
WA CLTV	77.71%
WA FICO	641
Loan Purpose	
Purchase	26.51%
Cash-out Refinance	63.93%
Rate/Term Refinance	9.56%
Documentation	
Full	69.03%
Reduced/Limited	30.97%
Stated	0.00%
NA/NI	0.00%
Occupancy	
Primary	95.53%
Secondary/Investor	1.02%
Non-owner	3.45%
Property Type	
SingleFamily	75.54%
MH	1.51%
Top 3 States	
First	FL(13%)
Second	TX(7%)
Third	CA(6%)
WA DTI	40.66%

2-4 Family Strats

Total Balance	107,870,106
Average Balance	245,159
Loan Count	440
WA Coupon	7.304%
Orig Term	357
Rem Term	354
Seasoning	3
1st Lien %	99.34%
2nd Lien %	0.66%
FRM %	9.12%
ARM %	90.88%
Balloon %	0.79%
IO %	37.66%
WA CLTV	85.99%
WA FICO	654
Loan Purpose	
Purchase	41.53%
Cash-out Refinance	56.80%
Rate/Term Refinance	1.67%
Documentation	
Full	45.27%
Reduced/Limited	54.73%
Stated	0.00%
NA/NI	0.00%
Occupancy	
Primary	69.21%
Secondary/Investor	0.70%
Non-owner	30.10%
Property Type	
SingleFamily	0.00%
MH	0.00%
Top 3 States	
First	NY(19%)
Second	CA(18%)
Third	NJ(15%)
ARM Characteristics	
Margin	5.719%
Minimum Rate	7.082%
Life Cap	14.041%
Periodic Rate Cap	1.373%
WA DTI	41.36%

RASC 2005-KS10
Total Collateral

Total Number of Loans	8585
Total Loan Balance	1,323,003,308
Average Loan Balance	154,106
WA CLTV (w/o Silent Seconds)	82.62
WAC	7.423
WA FICO	633
WALA	2
WAM	350
Fxd Rate	17.09
IOs	28.22
MH	1.97
1st Lien	98.01
2nd Lien	1.99
Occupancy--OO	91.22
Doc Type--Full	57.84
Limited Doc	42.16
Cash Out Refi	52.23
Purchase	41.32

Loans with silent seconds :

% of Portfolio w/ SS	25.42
$ amount	336,335,189
# of First Liens w/ SS	2,427
CLTV of Total Portfolo (that includes silent 2nds)	88.45

California	12.75
Prepay Penalties	64.88
Pre-Funding Balance	**0.00**
Expected Final Pool	**0.00**

Mortgage Rate	**Balance**	
4.501 to 5.000	927,996	0.07
5.001 to 5.500	12,801,837	0.97
5.501 to 6.000	69,800,364	5.28
6.001 to 6.500	149,570,600	11.31
6.501 to 7.000	285,832,868	21.60
7.001 to 7.500	262,264,517	19.82
7.501 to 8.000	273,312,698	20.66
8.001 to 8.500	117,474,105	8.88
8.501 to 9.000	72,076,989	5.45
9.001 to 9.500	30,916,438	2.34
9.501 to 10.000	22,018,258	1.66
10.001 to 10.500	10,878,804	0.82
10.501 to 11.000	7,480,968	0.57
11.001 to 11.500	4,648,658	0.35
11.501 to 12.000	2,275,299	0.17

12.001 to 12.500	87,150	0.01
12.501 to 13.000	500,778	0.04
13.001 to 13.500	134,980	0.01
	1,323,003,307	100.00

Gross Margin

	Balance	
Fixed	226,161,173	17.09
0.501 to 1.000	189,245	0.01
2.001 to 2.500	583,600	0.04
2.501 to 3.000	2,430,646	0.18
3.001 to 3.500	9,593,753	0.73
3.501 to 4.000	20,367,092	1.54
4.001 to 4.500	28,116,908	2.13
4.501 to 5.000	73,039,089	5.52
5.001 to 5.500	137,137,672	10.37
5.501 to 6.000	418,995,060	31.67
6.001 to 6.500	172,937,263	13.07
6.501 to 7.000	116,717,135	8.82
7.001 to 7.500	64,588,859	4.88
7.501 to 8.000	30,451,819	2.30
8.001 to 8.500	12,964,589	0.98
8.501 to 9.000	7,087,917	0.54
9.001 to 9.500	1,157,737	0.09
9.501 to 10.000	246,195	0.02
10.001 to 10.500	70,081	0.01
10.501 to 11.000	167,475	0.01
	1,323,003,308	100.00

ARM Maximum Rate

	Balance	
Fixed	226,161,173	17.09
9.501 to 10.000	148,000	0.01
10.501 to 11.000	918,253	0.07
11.001 to 11.500	6,193,745	0.47
11.501 to 12.000	26,829,036	2.03
12.001 to 12.500	62,011,717	4.69
12.501 to 13.000	130,434,690	9.86
13.001 to 13.500	184,767,192	13.97
13.501 to 14.000	271,980,272	20.56
14.001 to 14.500	194,333,436	14.69
14.501 to 15.000	160,260,075	12.11
15.001 to 15.500	35,610,161	2.69
15.501 to 16.000	18,053,947	1.36
16.001 to 16.500	4,103,093	0.31

16.501 to 17.000	899,779	0.07
17.001 to 17.500	298,739	0.02
	1,323,003,308	100.00

ARM Minimum Rate

	Balance	
Fixed	226,161,173	17.09
0.501 to 1.000	80,907	0.01
2.001 to 2.500	389,200	0.03
2.501 to 3.000	448,000	0.03
3.001 to 3.500	363,750	0.03
4.001 to 4.500	1,989,106	0.15
4.501 to 5.000	23,373,961	1.77
5.001 to 5.500	70,840,465	5.35
5.501 to 6.000	138,017,951	10.43
6.001 to 6.500	167,868,596	12.69
6.501 to 7.000	233,536,465	17.65
7.001 to 7.500	183,385,537	13.86
7.501 to 8.000	174,058,056	13.16
8.001 to 8.500	53,855,240	4.07
8.501 to 9.000	28,925,458	2.19
9.001 to 9.500	11,296,603	0.85
9.501 to 10.000	6,598,088	0.50
10.001 to 10.500	1,363,508	0.10
10.501 to 11.000	419,256	0.03
11.001 to 11.500	31,989	0.00
	1,323,003,308	100.00

Initial Cap (%)	Unpaid Principal Balance ($)	% of Pool by Principal Balance %
Fixed	226,161,173	17.09
0.501 - 1.000	9,233,231	0.70
1.001 - 1.500	287,968,273	21.77
1.501 - 2.000	13,693,743	1.04
2.001 - 2.500	55,038	0.00
2.501 - 3.000	778,691,492	58.86
3.001 - 3.500	3,095,043	0.23

3.501 - 4.000	2,539,752	0.19
4.501 - 5.000	294,400	0.02
5.501 - 6.000	417,311	0.03
6.501 - 7.000	730,355	0.06
7.001 >=	123,496	0.01
Total:		
	1,323,003,308	**100.00**

Periodic Cap (%)	Number of Loans	Unpaid Principal Balance ($)
Fixed	226,161,173	17.09
1.000	732,269,730	55.35
1.500	364,108,405	27.52
2.000	464,000	0.04
	1,323,003,309	**100.00**

CLTV's (w/0 Silent Seconds)	**Balance**	
0.01 to 50.00	36,519,371	2.76
50.01 to 60.00	22,907,962	1.73
60.01 to 70.00	57,011,189	4.31
70.01 to 75.00	47,342,526	3.58
75.01 to 80.00	463,876,160	35.06
80.01 to 85.00	164,960,781	12.47
85.01 to 90.00	337,682,070	25.52
90.01 to 95.00	164,553,378	12.44
95.01 to 100.00	28,149,870	2.13
	1,323,003,307	**100.00**

Credit Scores	**Balance**	
1.00 to 499.99	1,167,396	0.09
500.00 to 519.99	9,330,344	0.71
520.00 to 539.99	25,727,819	1.94
540.00 to 559.99	42,527,956	3.21
560.00 to 579.99	74,622,432	5.64
580.00 to 599.99	141,675,573	10.71
600.00 to 619.99	255,525,286	19.31
620.00 to 639.99	238,377,608	18.02
640.00 to 659.99	199,395,955	15.07
660.00 to 679.99	129,485,343	9.79

680.00 to 699.99	75,601,972	5.71
700.00 to 719.99	53,546,573	4.05
720.00 to 739.99	30,549,622	2.31
740.00 to 759.99	23,763,307	1.80
760.00 to 779.99	16,435,449	1.24
780.00 to 799.99	3,937,203	0.30
800.00 to 819.99	1,333,470	0.10
[illegible]	1,323,003,308	100.00

DTI	UPB	%
N/A	13,148,868	0.99
0.01 - 10.00	4,105,907	0.31
10.01 - 20.00	28,399,666	2.15
20.01 - 30.00	121,415,242	9.18
30.01 - 40.00	339,132,512	25.63
40.01 - 50.00	695,346,066	52.56
50.01 - 60.00	121,455,047	9.18
[illegible]	1,323,003,308	100.00

Loan Balance

Balance

Original Principal Balance ($)	% of Pool Unpaid Principal Balance ($)	
0.01 to 50,000.00	29,225,462	2.21
50,000.01 to 100,000.00	183,923,408	13.90
100,000.01 to 150,000.00	230,022,062	17.39
150,000.01 to 200,000.00	220,173,177	16.64
200,000.01 to 250,000.00	157,505,481	11.91
250,000.01 to 300,000.00	148,213,674	11.20
300,000.01 to 350,000.00	107,597,596	8.13
350,000.01 to 400,000.00	88,565,632	6.69
400,000.01 to 450,000.00	52,077,211	3.94
450,000.01 to 500,000.00	51,986,941	3.93
500,000.01 to 550,000.00	21,584,388	1.63
550,000.01 to 600,000.00	12,112,970	0.92
600,000.01 to 650,000.00	8,137,714	0.62
650,000.01 to 700,000.00	8,838,868	0.67
700,000.01 to 750,000.00	1,482,600	0.11
750,000.01 to 800,000.00	1,556,124	0.12

	Balance	%
	1,323,003,308	100.00

Occupancy Types

	Balance	
NON OWNER	83,434,348	6.31
OWNER OCCUPIED	1,206,863,821	91.22
SECOND HOME	32,705,139	2.47
	1,323,003,308	100.00

Loan Term

	Balance	%
120	1,119,902	0.08
180	50,643,223	3.83
240	4,928,466	0.37
300	357,615	0.03
360	1,265,954,101	95.69
	1,323,003,308	100.00

Loan Purpose

	Balance	
CASHOUT REFI	691,016,158	52.23
PURCHASE	546,650,186	41.32
RATE/TERM REFI	85,336,964	6.45
	1,323,003,308	100.00

Product Type

	Balance	
ARMS	1,096,842,135	82.91
Fixed	226,161,173	17.09
	1,323,003,308	100.00

Interest Only

	Balance	
15/30 Balloon	304,575	0.08
2/28 ARM IO	301,805,695	80.82
3/27 ARM IO	66,844,639	17.90
Fixed IO	4,455,000	1.19

	373,409,909	100.00

Hybrid Types

	Balance	
2/28 ARM	636,645,993	58.04
2/28 ARM IO	301,805,695	27.52
3/27 ARM	91,334,608	8.33
3/27 ARM IO	66,844,639	6.09
6ML ARM	211,200	0.02
	1,096,842,135	100.00

Property Type

	Balance	
Single Family (detached)	928,412,440	70.17
PUD	188,037,957	14.21
2-4 Family Unit	107,870,106	8.15
Condo	61,752,598	4.67
Manufactured Home	26,058,230	1.97
Townhouse/rowhouse	10,460,458	0.79
Other	411,518	0.03
	1,323,003,307	100.00

Documentation

	Balance	
Full Doc	765,237,034	57.84
Limited Doc	557,766,274	42.16
	1,323,003,308	100.00

Lien Priority

	Balance	
1	1,296,730,656	98.01
2	26,272,652	1.99

	1,323,003,308	100.00

Mortgage Insurance		
Mortgage Insurance	672,376	0.05
Not Insured	1,322,330,932	99.95

Coverage Down to:

	1,323,003,308	100.00



	Originator	Servicer
[Names of originators & servicers]		
	RFC	HOMECOMINGS



;eographic Distribution-States

State	Balance	
Alabama	16,020,955	1.21
Alaska	2,715,168	0.21
Arizona	75,122,489	5.68
Arkansas	3,168,784	0.24
California	168,636,001	12.75
Colorado	25,144,002	1.90
Connecticut	15,290,698	1.16
Delaware	2,572,039	0.19
District Of Columbia	4,146,078	0.31
Florida	157,823,034	11.93
Georgia	51,792,598	3.91
Hawaii	10,747,208	0.81
Idaho	6,318,016	0.48
Illinois	59,454,659	4.49
Indiana	25,890,757	1.96
Iowa	4,710,480	0.36
Kansas	8,733,970	0.66
Kentucky	9,419,939	0.71
Louisiana	1,396,589	0.11
Maine	1,877,023	0.14
Maryland	54,370,729	4.11
Massachusetts	43,047,904	3.25
Michigan	57,575,267	4.35
Minnesota	26,955,329	2.04

Mississippi	2,514,291	0.19
Missouri	21,724,903	1.64
Montana	1,457,533	0.11
Nebraska	2,676,845	0.20
Nevada	34,333,346	2.60
New Hampshire	4,029,174	0.30
New Jersey	49,831,493	3.77
New Mexico	4,010,805	0.30
New York	54,252,005	4.10
North Carolina	23,437,626	1.77
North Dakota	786,334	0.06
Ohio	28,401,062	2.15
Oklahoma	7,173,373	0.54
Oregon	12,413,481	0.94
Pennsylvania	25,801,244	1.95
Rhode Island	5,165,061	0.39
South Carolina	17,658,983	1.33
South Dakota	1,246,702	0.09
Tennessee	22,101,408	1.67
Texas	48,750,651	3.68
Utah	8,867,141	0.67
Vermont	654,512	0.05
Virginia	50,930,097	3.85
Washington	28,403,903	2.15
West Virginia	2,513,704	0.19
Wisconsin	29,199,035	2.21
Wyoming	1,738,881	0.13
	1,323,003,308	**100.00**

3eographic Distribution-MSAs

MSA	**Balance**